Exhibit 99.1

FEMSA Announces Senior Leadership Succession Plan

Daniel Rodríguez to succeed Eduardo Padilla as CEO in January 2022

Monterrey, Mexico, October 15, 2021 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced today that in accordance with its senior leadership succession planning process, and consistent with previously established timeframes, Eduardo Padilla will retire from his position as FEMSA’s Chief Executive Officer on January 1, 2022. Accordingly, FEMSA’s Board of Directors has appointed Daniel Rodríguez Cofré, currently CEO of FEMSA Comercio, to become FEMSA’s Chief Executive Officer as of January 1, 2022.

Eduardo has had an exceptional trajectory of almost 25 years at FEMSA, joining as head of strategic planning in 1997. He served as Chief Executive Officer of FEMSA Comercio for 16 years, during which he led the effort to turn OXXO into the leading proximity retailer in Mexico and Latin America. Eduardo helped FEMSA Comercio enter the drugstore business in Mexico, Chile, and Colombia, as well as consolidate its position in the retail fuel business in Mexico. In 2016 he became FEMSA’s Chief Corporate Officer and on January 1, 2018, he was appointed Chief Executive Officer of FEMSA. During his tenure as CEO, FEMSA improved its results and competitive position across operations, developed compelling new business verticals, and consolidated key partnerships even as the company became more agile as it navigated the challenges brought on by the global pandemic. And throughout his various roles at FEMSA, Eduardo acted consistently with his life purpose of “developing and transforming people and organizations”. In doing so, he strengthened FEMSA’s culture by focusing first on its people and its customers, while maintaining a global view.

Daniel Rodríguez Cofré joined FEMSA in 2015 as Chief Corporate Officer and, since January of 2016, he has been CEO of FEMSA Comercio. Prior to FEMSA, Daniel occupied several senior finance positions at Shell, and he was CFO and CEO at Cencosud. At FEMSA Comercio, Daniel helped OXXO grow its leadership position and set the foundations for its digital transformation in Mexico, while developing compelling growth opportunities in South America. During his tenure, FEMSA’s Health Division evolved into a powerful regional platform, while the Fuel operations consolidated their position in Mexico. He has also participated as alternate member in the Board of Directors of FEMSA and Coca-Cola FEMSA.

Daniel will bring his expertise and leadership to guide FEMSA in this new stage of economic and social value creation, driving growth and innovation along with sustainability, inclusion, and diversity, and with a continued focus on the development of its people, their families, and the communities in which FEMSA operates.

Daniel’s appointment represents one more step in FEMSA’s long-term talent and succession planning process. His replacement as FEMSA Comercio’s CEO will be named on a later date.

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About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and a Fuel Division, which operates the OXXO Gas chain of retail service stations. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, as the second largest shareholder of Heineken, one of the world’s leading brewers with operations in over 70 countries. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 320,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate its sustainability performance.

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